Review build v07 · Regulation CF CrowdSAFE page for DealMaker review · not live, checkout submissions are disabled · What changed and items to confirm

RAD Intel partners with Children’s Health Dallas on audience intelligence

Own the AI Powering Fortune 1000s

- Selected by the Adobe Design Fund & backed by multiple institutional funds
- Early investors include operators from Google, Meta, & Amazon
- Leadership Team with $9 billion M&A track record
- Nasdaq ticker $RADI reserved

  Reservation of a Nasdaq ticker symbol is an administrative step only. It does not constitute, and should not be interpreted as, an application for listing, an approval of listing, or any indication that the Company’s securities will be listed or traded on Nasdaq.

Invest Now ↗

$300M	$1,000
VALUATION CAP	MIN. INVESTMENT

$88M+ raised from 30,000+ investors

Invest Now · CrowdSAFE
Early-bird: up to 50% total bonus

FAST COMPANY Forbes TechCrunch Bloomberg
FEATURED IN:

FIRST 4 WEEKS WEEKS 5 AND 6

$88M+ raised to date across all rounds. This round: a CrowdSAFE with a $300M valuation cap. Volume and repeat-investor bonuses stack on top, up to 50% bonus principal.

Form C • SEC Filings • Form CRS • Investor Education

Watch the Keynote

$88M+	6000%+	30K+	2X	5
RAISED TO DATE	VALUATION GROWTH · 5 YRS*	INVESTORS	SALES GROWTH YOY	PORTFOLIO COMPANIES

*Past performance is not a guarantee of future results. Current performance may be lower or higher than the performance quoted. Timelines are subject to change.

MUM $1,000 | RAISED $88M+ ▲ | INVESTORS 30,000+ ▲ | 5-YR VALUATION +6,000% ▲ | SALES YOY 2X ▲ | MAX BONUS 50% | PORTFOLIO COMPANIES 5 | $RADI Nasdaq ticker reserve

Reservation of a Nasdaq ticker symbol is an administrative step only. It does not constitute, and should not be interpreted as, an application for listing, an approval of listing, or any indication that the Company’s securities will be listed or traded on Nasdaq.

THE CURRENT ROUND

INVEST IN RAD INTEL

OPEN TO ALL INVESTORS

REGULATION CF

CrowdSAFE (Simple Agreement for Future Equity) · offered through DealMaker Securities

VALUATION CAP	MINIMUM	MAX BONUS
$300M	$1,000	50%

Early-bird: 25% bonus principal
FIRST 4 WEEKS

18% bonus principal
WEEKS 5 AND 6

INVEST	VOLUME BONUS	TOTAL BONUS*
$1,000+	None	25%
$2,500+	6%	31%
$5,000+	11%	36%
$10,000+	18%	43%
$25,000+	25%	50% MAX
$50,000+	34%	50% MAX
$100,000+	42%	50% MAX

*Includes the 25% early-bird bonus (first 4 weeks). Repeat RAD Intel investors add a further 10%. All bonuses stack to a maximum of 50%. The bonus is added to your SAFE principal; the $300M valuation cap does not change.

INVESTMENT AMOUNT

$ 2,500

$2,500 | $5,000 | $10,000 | $25,000 | $50,000 | $100,000

☐ I'm a repeat RAD Intel investor (a further 10% bonus)

6% | 11% | 18% | 25% | 34% | 42%

Regulation CF minimum: $1,000 · open to all investors · 2% investor fee (capped at $200)

- ✓ No accreditation required
- ✓ Early-bird: 25% bonus principal in weeks 1 to 4, 18% in weeks 5 and 6
- ✓ Volume bonus from 6% at $2,500 to 42% at $100,000
- ✓ Repeat investors: a further 10% bonus (all bonuses capped at 50%)
- ✓ Join 30,000+ RAD Intel investors

Valuation cap	$300M
Early-bird bonus	25%
Volume bonus	6%
Repeat investor bonus	0%
Your total bonus	31%

Your investment · Bonus principal

Total today, incl. fee $2,550.00

Add $2,500 to reach the 11% volume tier: your total bonus rises from 31% to 36%.

Invest this amount →

The bonus is added to the principal of your CrowdSAFE; the $300M valuation cap does not change. The valuation cap is used to determine the price at which your CrowdSAFE may convert into equity if a conversion event occurs. See the Form C for full terms.

Investors in this offering receive a CrowdSAFE (Crowd Simple Agreement for Future Equity) issued by RAD Technologies, Inc. The valuation cap is $300,000,000. Early-bird (time-based), volume and repeat-investor bonuses are added to the principal of your CrowdSAFE and stack to a maximum combined bonus of 50%; they do not change the valuation cap. The valuation cap is used to determine the price at which the CrowdSAFE may convert into equity upon a future conversion event; it is not necessarily the Company's current valuation, an appraisal of its fair market value, or the valuation that will apply in a future financing. A CrowdSAFE is not stock and may never convert. A 2% investor processing fee (capped at $200) applies. Regulation CF offering conducted through DealMaker Securities LLC (member FINRA/SIPC). See the Form C for complete terms.

RAD Intel Announces Nasdaq Ticker "$RADI"

Reservation of a Nasdaq ticker symbol is an administrative step only. It does not constitute, and should not be interpreted as, an application for listing, an approval of listing, or any indication that the Company's securities will be listed or traded on Nasdaq.



RECORDED LIVE AT NASDAQ
VENTURE CORNER
NASDAQ TICKER RESERVED - $RADI

RAD Intel announces the Nasdaq Ticker "$RADI" In Times Square

Reservation of a Nasdaq ticker symbol is an administrative step only. It does not constitute, and should not be interpreted as, an application for listing, an approval of listing, or any indication that the Company's securities will be listed or traded on Nasdaq.



NASDAQ CONGRATULATES
RAD INTEL
OVER $40 MILLION FUNDED
FROM 7000+ INVESTORS
TICKER "RADI" IS RESERVED
RAD INTEL
Nasdaq
ONE WAY

RAD Intel on Nasdaq

Forbes · charles SCHWAB · Bloomberg · VentureBeat · FAST COMPANY · TC · Rolling Stone · cheddar · Forbes · charles SCHWAB · Bloomberg

The RAD Intel Story

Select Year 2026



August 2026

Danny Lee has been appointed Sales Director of RAD Amplify.


LICKLY
WINS FIRST INDUSTRY AWARD
GLOBAL AI AWARDS
WINNER
2026

August 2026

Lickly was named a winner in the **AI Product or Service** category at the Global AI Awards, providing third-party recognition of the platform's technology and market potential as it moves toward commercial launch.



August 2026

Nicole Wilson has been appointed Sales Director of RAD Amplify.



August 2026

RAD Intel expanded its leadership team with the appointments of Alla Salmon as Head of Finance, Leroy Carver as Vice President of Operations, and Christina Baker as Director of People.


30,000+
Investors

July 2026

The RAD Intel investor community surpasses 30,000 members, marking another milestone as we continue expanding our AI-powered portfolio and audience intelligence platform.

Investment Highlights

AI With 14+ Years of Research and Investment

Not all AI is created equal. Anyone can throw around buzzwords—but real impact is measured by traction, clients, and the seasoned team behind it.

Invest Now



Traction

Recurring Seven-Figure Contracts with Fortune 1000 Brands

Demand is accelerating, creating predictable, recurring returns.


Hasbro
+146%
Engagement Increase


Adobe
Selected
Adobe Design Fund


SKECHERS
2X
Engagement Increase


sweetgreen
2x
Content Improvement

Expansion

RAD is Building a Portfolio of AI-Enhanced Companies

We acquire companies we believe we can make better. By embedding RAD's proprietary AI, we work to grow revenue, streamline operations, and pursue value legacy operators may not reach alone. There is no assurance that any acquisition will achieve these results.

LICKLY

Mid-market SaaS platform that helps teams run smarter marketing with AI


RAD AMPLIFY

RAD Amplify scales brands and creators with AI-powered execution


radintel
×
AVC
AVCOMMUNICATIONS

AVCommunications, a leading multicultural marketing agency.


RAD INTEL
Nasdaq
VENTURE
CORNER

Traction

RAD Intel at Nasdaq

With traction comes revenue and increased value. Our investors have watched our valuation increase from $4M to ~$250M in 5 years, a 6000% increase.

This is how we deliver shareholder value and now, we are poised to scale.

RAD Intel's valuation and share price are set by the Company. There is currently no public market for RAD Intel's stock. Past performance is not indicative of future results.

30,000+ Investors. Real Accountability.

Backed by 30,000+ investors, including operators from Google, Meta, Amazon, and multiple institutional funds, RAD Intel was also selected by the Adobe Design Fund.

Invest Now

Julius D'Souza
Accredited 3x Investor from Meta

"I've been deeply impressed by their execution, traction, and dedication to building and enduring enterprise that creates exceptional value for its customers."

*RAD Intel Investor

1,250+ Investor Testimonials



"As an early-stage entrepreneur, Jeremy demonstrates the willingness to set aside his ego and pivot to whatever is best for the company, a rare quality for a founder. The RAD platform is an incredible technology that will revolutionize influencer marketing."

Krista Waddell
Fund Investor, Invested $1.1M

*These statements are from actual investors and are not paid endorsements

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

Disrupting a $690 Billion Market[1]

The Clarity Problem

From Cultural Noise to Competitive Advantage

RAD Intel turns large-scale audience data into proprietary decision infrastructure. As usage grows, insights compound—driving performance, retention, and long-term enterprise value.


strategies


W-9
Creative brief
Brand guidelines

The Reputation Problem

Protecting Brand Equity at Scale

In today's fragmented media landscape, brand safety is a material risk. RAD Intel embeds safety controls into its AI decision engine, helping Fortune 1000 clients drive performance while protecting brand integrity.

The Attention Problem

Turning Cultural Signals Into ROI

Signal Intelligence detects the cultural moments that move markets, not the noise that distracts brands. It tells companies what matters and how to act. For investors, it is scalable decision infrastructure that strengthens competitive advantage over time.


no provocative or
controversial content
AI Scan

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Get the Investor Brief

Rob Bernstein
Chief Innovation Officer @Ketchum
A Omnicom Company | NYSE: OMC

"RAD Intel is our trusted partner in programs for where we need cultural understanding and language led targeting...."

Recurring F-1000 Client | See the testimonial below

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

Testimonials

Stronger GTM. Cleaner Decisions.

Our client partners include Fortune 1000 brands and high-growth enterprises. Their feedback reflects measurable performance—greater efficiency, sharper decisions, and stronger marketing returns.


DIRECT BRAND CLIENT
MATT SUTTON
FORMER CMO, THE BLACK TUX

Why Enterprise Brands and Agencies Choose RAD Intel

Industry | Gaming

HeroQuest, is an adventure board game created by Milton Bradley in conjunction with the British company Games Workshop in 1989, and re-released in 2021.



+146%	88%	121%
Engagement Lift	Improved CPA	Paid Media Lift

Industry | Healthcare

Ro Health's mission is to supply its customers and patients with healthcare providers that have the skills, training, and information necessary to deliver high-quality patient care.


Check out our partner!
@roman

3.7X	681	5X
ROI Delivered	Hours Saved	Improved TikTok Engagement

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Jaime Punishill
RAD Investor | CPO @ Lytho

“That's what excites me so much about RAD. It has the input and insights needed to power the AI speed that marketing and brands are going to need going forward.

*RAD Intel Investor

The Visionaries Behind RAD Intel

Our leadership team represents a robust blend of seasoned entrepreneurs, growth strategists, and industry innovators.



Jeremy Barnett
Co-founder & CEO

Jeremy is a 3x founder & currently serves as the CEO and Co-Founder of RAD Intel. Having experienced the highs and lows associated with shepherding innovation through disruptive products, Jeremy deeply understands the challenges behind pushing the boundaries of what's possible.

TRENDY BUTLER SPEAKR radintel



Bradley Silver
Co-Founder & President

Bradley is a seasoned entrepreneur and currently serves as Co-Founder & President of RAD Intel. Having navigated the startup trenches and guided innovation through multiple companies, Bradley brings deep expertise in AI-driven content and marketing systems.

radintel ATOMIC REACH



Steven Silver
Chief Operating Officer

Steven is an experienced media, operations and growth leader and currently serves as Chief Operating Officer at RAD Intel. After decades leading, scaling, and operating global production businesses, he brings a disciplined, systems-driven approach to RAD's expansion across AI-driven marketing and intelligence.

radintel



Maria Brown
Chief Portfolio Marketing & Comms Officer

Maria Brown is the Chief Portfolio Marketing & Communications Officer at RAD Intel, where she leads marketing, communications, and brand strategy across the company's portfolio of businesses.

radintel



Alan Arnstein
Chief Business Development Officer

Alan is a growth-focused strategist and currently serves as the Chief Business Development Officer at RAD Intel. With more than two decades leading business expansion, complex deal structures and high value partnerships, Alan brings a steady and disciplined approach to scaling companies that sit at the edge of innovation.

radintel



Aaron Vandeford
IR Director

Aaron Vandeford brings nearly two decades of capital-markets, corporate finance, and investor-relations leadership to RAD Intel. He has spent his career helping high-growth and Fortune 50 companies communicate strategy, build investor confidence, and unlock long-term shareholder value.

radintel



Rick Song
CEO, RAD Amplify

Rick brings 25+ years of experience across digital, media, and technology as CEO of RAD Amplify. He has helped scale startups to multi-billion-dollar enterprises, led teams of 200+, served as CRO of two public companies, and participated in multiple successful exits.

RAD AMPLIFY

← 1 2 3 4 5 6 ... 16 →

WHERE OUR STORY'S BEING TOLD

Interviews and features with RAD Intel and Portfolio founders.

EINPRESSWIRE Everyone's Internet News Presswire

AVC Ranked No. 324 On The Globe And Mail's 2026 List Of Canada's Top Growing Companies

VentureBeat

RAD Intel Launches RADAR At UNBOUND 2026 To Help Brands Build Authority Across GEO, AEO And SEO

DIGIDAY

RAD Amplify Named 2026 Digiday Technology Awards Finalist

SILICON VALLEYS JOURNAL

Marketing Doesn't Need More AI. It Needs Decisions It Can Defend

Authority Magazine

Jeremy Barnett Of RAD Intel On Why Every Serious Brand Needs A Strong Video Strategy

CBNATION

34 Entrepreneurs Share Their Biggest Digital Marketing Mistakes

Investment Questions Answered

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise – you are buying a piece of a company and helping it grow. Learn more at investor.gov.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of your primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The CrowdSAFEs issued by RAD Technologies, Inc. (the "Company") are not publicly traded and are subject to transfer restrictions. They cannot be easily sold, and investors should not expect the Company to repay their investment by any particular date. The CrowdSAFEs do not have a maturity date or guarantee any return.

Investors may have an opportunity to receive cash, securities, or other distributions if an event specified in the CrowdSAFE occurs, such as an acquisition, initial public offering, other liquidity event, or dissolution. The nature and amount of any distribution will depend on the terms of the CrowdSAFE, the performance of the Company, and the proceeds available after payment of applicable expenses and claims having priority.

A CrowdSAFE may also convert into equity upon a qualifying financing or another triggering event specified in the agreement. Conversion does not necessarily create liquidity: any resulting shares may remain privately held, subject to transfer restrictions, or otherwise difficult to sell. Even if the Company completes an initial public offering, investors may not be able to sell their securities immediately.

Any potential return should be considered long-term and may take many years to materialize. A triggering or liquidity event may never occur, and investors could lose some or all of their investment.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. Exceptions to limitations on selling shares during the one-year lockup period: in the event of death, divorce, or similar circumstances, shares can be transferred to – the company that issued the securities; an accredited investor; or a family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

What happens if a company does not reach their funding target?

If a company does not reach its minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurs. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To process your refund, see the instructions here.

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

What security will I receive?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Investors in this round will receive a CrowdSAFE (Crowdfunding Simple Agreement for Future Equity). A CrowdSAFE is not stock today; it converts into equity when a triggering event occurs (typically a priced financing round, an acquisition, or an IPO) at terms defined by the valuation cap. Full terms are set out in the Form C.

How does the bonus principal work?

Three bonuses can increase the principal of your CrowdSAFE, and they stack. An early-bird bonus of 25% applies to investments made in the first four weeks of the offering, and 18% in weeks five and six. A volume bonus applies from 6% at $2,500 up to 42% at $100,000 or more. Investors who invested in a prior RAD Intel round receive a further 10%.

The combined bonus is capped at 50%. The bonus is added to the principal of the CrowdSAFE you purchase. The valuation cap stays at $300,000,000. The bonuses are offering terms set out in the Form C. They are not additional securities and do not guarantee any return.

What is the Company's pre-money valuation?

RAD Technologies, Inc. (the "Company") is offering Crowd Simple Agreements for Future Equity ("CrowdSAFEs") rather than shares of stock at a fixed price. Accordingly, investors should evaluate this offering primarily on the valuation cap rather than an implied company valuation.

The CrowdSAFE includes a valuation cap of $300,000,000. The valuation cap is used to determine the price at which the CrowdSAFE may convert into equity upon the occurrence of a future conversion event, subject to the terms of the CrowdSAFE. The valuation cap is not necessarily the Company's current valuation, an appraisal of its fair market value, or the valuation that will apply in a future financing.

Investors purchasing CrowdSAFEs do not receive an immediate equity interest in the Company. The CrowdSAFE may convert into equity only if a conversion event specified in the CrowdSAFE occurs.

About RAD Holding Company

What is the catalyst for this change and why now?

This natural evolution is driven by the success of our AIBO strategy. RAD Intel has grown considerably and has reached a stage where our technology, customer demand, and AIBO pipeline require a structure that can support multi-brand expansion while maintaining operational discipline. A holding-company model allows us to scale into new verticals more efficiently, integrate acquisitions more effectively, and preserve the agility that has fueled our growth so far. This also allows us to have a structure to provide transparency to our investors on each of the business lines.

How does a holding company create more long-term value for investors?

The new holding company structure strengthens RAD Intel's long-term value by creating a unified platform where every acquired business can scale on top of the same AI infrastructure. Instead of operating as standalone entities, portfolio companies plug into a shared technology, data, and workflow engine accelerating performance, reducing redundancy, and creating repeatable growth across the ecosystem. This framework expands revenue diversification, deepens the value of our AIBO strategy, and increases strategic flexibility for future partnerships, capital formation, or liquidity pathways. In short, the structure enhances RAD Intel's ability to create, compound, and capture value at every stage of growth.

How does the holding company model unlock expansion into new verticals?

The holding company structure makes the AIBO strategy more scalable and repeatable. Each acquired brand can operate with the focus and specialization its market requires, while RAD's AI infrastructure becomes the shared foundation that accelerates all portfolio companies. Instead of rebuilding processes for every acquisition, we can apply the same proven playbook across multiple categories. This structure enables faster entry into new verticals, stronger operational continuity, and a more durable growth engine powered by AI across the entire ecosystem.

What does this mean for the overall RAD Intel story and what do I own as a shareholder?

This shift is a natural evolution of RAD Intel's success with the AIBO strategy. The holding-company structure doesn't change the core RAD story, it strengthens it. As a shareholder, you still own RAD Intel, but now your ownership participates in a broader AI ecosystem. Each new vertical we acquire or launch benefits from the same AI infrastructure, creating more ways for value to compound across the portfolio.

About RAD Intel Technology

What is RAD Intel and how does it support a brand's marketing strategy?

RAD Intel ensures brands engage in the right spaces before trends take off. More specifically, RAD's AI-driven marketing intelligence platform helps brands predict what will work before it happens – topics, themes, content, and full campaigns.

How does RAD Intel measure and enhance content authenticity?

Our AI models work in real-time to thoroughly analyze images and video for emotion, memorability, sentiment, quality, virality, and other essential aspects of the content to increase content authenticity.

How does RAD Intel optimize content across all social channels?

RAD Intel leverages our 600+ API connections to analyze statistically significant data to enhance engagement, conversion rates, and ROI across various social channels by determining optimal content types and distribution strategies.

How does RAD Intel work across the entire marketing mix?

We take statistically significant data and improve engagement, conversion, and campaign ROI by learning what content (images, videos, and text) should be used against which personas, and on what channels; this prescriptive data can then be applied to the rest of the marketing mix thereby creating economies of scale while informing websites, emails, and paid media.

What metrics does RAD Intel identify to segment audiences?

How does RAD Intel validate content strategy & performance predictions?

Audience segmentation takes into consideration demographics, psychographics, dominant topics and interests, ethnicity, age, and income to identify untapped audiences.

RAD Intel validates content strategy and performance predictions using proprietary AI models combined with 600 API connections that analyze real-time audience engagement, sentiment, and content trends. Our approach ensures:

- **Data-Driven Validation** – AI models assess historical performance, audience behavior, and emerging trends to refine content strategies.
- **Predictive Analytics** – Proprietary algorithms forecast **which content will perform best**, optimizing messaging, format, and delivery timing.
- **Continuous Learning** – Real-time feedback loops improve model accuracy, ensuring recommendations evolve with audience preferences.

Does RAD Intel help inform other forms of messaging like blogs, emails, and web content?

Yes, RAD Intel's technology goes beyond influencer marketing—it helps optimize email campaigns, newsletters, blogs, and web content by identifying the messaging, tone, and themes that resonate most with your target audience. By leveraging real-time audience insights and AI-driven content analysis, brands can create more compelling, high-performing marketing materials that drive engagement and conversions.

How does RAD Intel assist in planning and executing influencer marketing strategies?

RAD Intel provides end-to-end managed services for influencer marketing, offering flexible collaboration models tailored to your needs. Whether you prefer a hands-on approach or a fully managed, hands-off experience, our team handles everything from strategy development and influencer selection to campaign execution and performance analysis. Using AI-driven insights, we ensure your influencer marketing efforts are optimized for maximum engagement, authenticity, and ROI.

What insights does RAD Intel provide to optimize influencer campaigns?

Insights include generating AI-informed creative concepts, identifying new audiences to reach, pre-campaign strategies, and influencer identification aligned with interest-based audiences, and we deliver/measure performance metrics tailored to specific business goals.

How does RAD Intel ensure optimal influencer discovery & selection?

RAD Intel ensures optimal influencer discovery and selection by leveraging AI-driven analysis of both primary and secondary key interests, ensuring alignment with your brand and campaign objectives. Our platform evaluates historical performance, audience engagement, sentiment, and content style to identify influencers who genuinely resonate with your target audience. This data-driven approach maximizes authenticity, reach, and impact, ensuring each partnership drives meaningful results.

What comprehensive services does RAD Intel provide for influencer marketing?

- **Influencer Discovery & Selection** – AI-driven analysis to identify the best-fit influencers based on interests, audience demographics, and historical performance.
- **Campaign Strategy & Planning** – Data-backed recommendations to align influencer partnerships with brand goals.
- **Content Optimization** – AI-powered insights to refine messaging, visuals, and engagement strategies.
- **Campaign Execution & Management** – Hands-on or fully managed support for influencer coordination, content approvals, and deployment.
- **Performance Tracking & Analysis** – Real-time reporting to measure ROI, audience sentiment, and campaign success.

Whether you prefer a **hands-on role** or a **fully managed experience**, RAD Intel ensures your influencer marketing efforts drive authentic engagement and measurable results.

How does RAD Intel define and measure campaign success?

- **Customized Success Metrics** – Metrics such as engagement rates, audience sentiment, conversions, and content virality are tailored to your campaign goals.
- **AI-Powered Performance Tracking** – Continuous measurement and real-time analytics provide deep insights into what's working, what's not, and why.
- **Benchmarking & Optimization** – Ongoing analysis allows for mid-campaign adjustments, ensuring maximum impact and ROI.
- **Comprehensive Reporting** – Clear, data-driven reports break down influencer performance, audience resonance, and overall effectiveness.

By leveraging real-time data and AI-driven insights, RAD Intel ensures that every campaign is measurable, adaptable, and results-driven.

INVESTOR DISCUSSION

QUESTIONS FOR THE TEAM?

Ask below. RAD Intel answers investor questions here and the discussion stays public for the community. A comment board is a Regulation CF requirement.

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Fred Roberts
2 months ago
are you issuing share of stock electronically or paper shares. If electronically how do I see my shares?
3 0 Reply Share ›

RAD Intel → Fred Roberts
2 months ago
We do not issue physical stock certificates by mail. Instead, your shares are held electronically through DealMaker, our transfer agent. You can log in to dealmaker.tech to view and manage your holdings.

Here's how:
1) Go to https://www.dealmaker.tech/
2) Enter the email address associated with your investment to access your investor dashboard. The first time you visit their site you may need to set up an account.
3) Navigate to your Investor Dashboard, where you can view your transaction history and investment details.

If you need a formal statement or additional assistance, you can contact DealMaker's support team at info@dealmaker.tech.
0 0 Reply Share ›

Taylor → RAD Intel
16 days ago
Hello, I recently tried to login to dealmaker.tech, and it says access denied? I currently have no way of viewing my shares. Thank you.
0 0 Reply Share ›

RAD Intel → Taylor
3 days ago
You can contact DealMaker's support team at info@dealmaker.tech or contact or Investor Relations team at invest@radintel.ai and they can help you.
0 0 Reply Share ›

Howard Stoler
a month ago
When do you expect the offering to go public?
1 0 Reply Share ›

RAD Intel → Howard Stoler
3 days ago
Thanks for the question. RAD Intel remains a private company today. While we have reserved the ticker $RADI, we have not announced a timeline for a potential public listing, and there is no assurance that one will occur.
0 0 Reply Share ›

Gabriel JPL
3 days ago
As a shareholder, I have a few questions before the October 21 vote:

What exactly is being ratified under Section 204, and why is ratification needed now?

What is the total dilution impact to existing shareholders?

What is RAD's current fully diluted share count?

Were any shares or securities issued before proper authorization?

Will RAD provide updated financials and a clear cap table before the vote?

I previously sent these questions directly and would appreciate a response before voting.
0 0 Reply Share ›

RAD Intel → Gabriel JPL
3 days ago
Thank you for the thoughtful questions. Let me provide some additional context that I think will help.

First, the 63,131,681 shares referenced in the ratification are not new shares being issued as a result of this vote. They were previously issued through subsequent capital raises and have already been reflected in RAD's subsequent offering documents and capitalization and dilution disclosures. The ratification therefore does not create additional dilution beyond what has already been disclosed.

The issue itself is fairly straightforward. RAD's Class B shares were structured as non-voting shares. However, Delaware law has a specific provision requiring a separate Class B vote for certain changes to the certificate of incorporation. That separate approval was not obtained for the amendments identified in the ratification materials.

Delaware law provides a specific process for addressing this type of authorization issue, and that is the process we are following now.

This doesn't change the momentum of the business or what we're building at RAD. It's a procedural corporate matter that we identified, and Delaware law provides a clear path for addressing it. We're following that process now so we can get it cleaned up and continue moving forward.

Financial details can be found in our filings with the SEC here: https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001810055&owner=include&count=40
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Gabriel JPL → RAD Intel
3 days ago
Thank you for the clarification. That addresses my primary concern regarding the 63,131,681 shares and confirms that the ratification itself does not create additional dilution.

I appreciate the additional context and your taking the time to respond. Keep up the great work!

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A **Aldo Alcala (Mr.A)**
3 days ago

yes I'm trying to figure out how use my stocks that I have and invest some

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D **David McCabe**
15 days ago

When can I expect to see my money back, or the opportunity to get my money back?

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R **RAD Intel** Mod → David McCabe
3 days ago

Thanks for the question. This is a long-term investment in a private company, and there is currently no public market for the investment. We can't predict when or whether investors will have an opportunity to sell or otherwise receive liquidity. Our focus today is on growing the company and building long-term value for our shareholders.

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radintel

$RADI
Nasdaq ticker reserved

Reservation of a Nasdaq ticker symbol is an administrative step only. It does not constitute, and should not be interpreted as, an application for listing, an approval of listing, or any indication that the Company's securities will be listed or traded on Nasdaq.

OFFERING DOCUMENTS

- Form C
- SEC Filings
- Form CRS
- Investor Education
- Accredited? View the Reg D offering

ON THIS PAGE

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IMPORTANT DISCLOSURES

Investors in the Regulation CF offering receive a CrowdSAFE (Crowd Simple Agreement for Future Equity) issued by RAD Technologies, Inc., not stock today. The CrowdSAFE may convert into equity upon a future triggering event specified in the CrowdSAFE, at a price determined by reference to its valuation cap. The valuation cap is not necessarily the Company's current valuation. Full terms are set out in the Company's Form C. Investing involves risk, including loss of your entire investment.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Regulation CF offering

The Regulation Crowdfunding offering is conducted through DealMaker Securities LLC, a broker-dealer registered with the SEC and a member of FINRA/SIPC, acting as intermediary. Review the Company's Form C, including offering terms, financial statements, and risk factors, before investing. Investors receive a CrowdSAFE (Crowd Simple Agreement for Future Equity), not stock today, which may convert into equity only upon a future conversion event specified in the CrowdSAFE; a conversion event may never occur. Non-accredited investors are subject to Regulation CF investment limits. Investments may be cancelled until 48 hours prior to a closing. Securities are subject to a one-year resale restriction, subject to limited exceptions. If the minimum funding target is not reached, all funds are returned.

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Reservation of a Nasdaq ticker symbol is an administrative step only. It does not constitute, and should not be interpreted as,